Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2008

Mr. Michael H. Lee
Chairman, President and Chief Executive Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, NY 10271

Re: Tower Group, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 000-50990

Dear Mr. Lee:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief